Exhibit 99.5

UNITED UTILITIES PLC

1 JUNE 2005

United Utilities PLC announces that it has received a notification yesterday, dated 31 May 2005, from Legal and General Group PLC stating that the company no longer had a notifiable interest in the share capital of United Utilities PLC.

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.